July 29, 2010

Mr. Andrew Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3030

Re:	Acorn International, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2009

Filed May 6, 2010

File No. 1-33429

Dear Mr. Mew:

On behalf of Acorn International, Inc. (“Acorn” or the “Company”), set forth below are our responses to your comment letter dated July 14, 2010 (the “Comment Letter”) with respect to the above-referenced Form 20-F (the “Form 20-F”) filed to the Securities and Exchange Commission (the “Commission”) on May 6, 2010.

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by Acorn’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in the Form 20-F.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acorn responds to the Comment Letter as follows:

Form 20-F for the year ended December 31, 2009

Critical Accounting Policies, page 93

Revenue Recognition, page 93

1.	We read your statement, “[d]irect sales revenues are adjusted based on actual unsuccessful product deliveries experience.” Clarify for us and in your disclosures when you are notified of unsuccessful product deliveries and when the revenues are initially recorded and adjusted. If there is significant time lag between the initial recordation and subsequent adjustments, advise us if you estimate the adjustments when recording the initial revenues. If not, please explain to us why.

SEC Comment Response Letter

July 29, 2010

The Company respectfully advises the Staff that it generally takes approximately twenty days after month end to collect the information on actual unsuccessful products deliveries for the current month. The Company believes that this is not a significant time lag, and therefore makes adjustments to direct sales revenues based on actual unsuccessful product deliveries as part of month-end closing procedures.

The Company will revise its revenue recognition disclosure in future filings as follows: “[d]irect sales revenues are adjusted in the current accounting period based on actual unsuccessful product deliveries experience.”

2.	Please confirm for us that direct sales revenue is not recorded until the customer takes delivery of the product.

The Company confirms that the direct sales revenue is not recorded until the customer takes delivery and accepts the product.

3.	We note the decreasing trend of direct customers to pay by cash on delivery (“COD”). Refer to page 49 where you state, “[i]n 2007, 2008 and 2009, approximately 99.5%, 93.1% and 89.6% of our direct sales were settled on a COD basis by our customers.” We assume the 10.4% non COD 2009 direct sales were based on credit. Tell us and disclose when you recognize revenues related to non COD sales in this situation. For example, clarify in your disclosures if you recognize the revenue when the customer accepts the product upon delivery on credit sales in this situation or when the products were placed in shipment.

The Company respectfully advises the Staff that the majority of non-COD sales in 2009 are related to direct sales using credit cards. The Company recognized these direct sales revenues when the customer accepts the product upon delivery.

The Company will revise future filings as follows: “We recognize non-COD direct sales revenues when products are delivered to and accepted by our customer (e.g. FOB destination). Our non-COD customers typically pay by credit card.”

4.	We note that you recognize product revenues from distributors when the products are delivered and accepted by the distributors. In this regard, advise us if you recognize the revenues based on F.O.B. shipping point or destination and clarify your disclosures accordingly. Also, tell us and disclose the payment method received from distributors related to products sold in this situation. If the distributors’ sales are on credit and the revenue recognition is based on F.O.B. destination, explain to us if you record deferred revenue.

SEC Comment Response Letter

July 29, 2010

The Company respectfully advises the Staff that the Company recognizes product revenues from our distributors based on F.O.B. destination. In most cases, we require our distributors to pay us cash in advance. We give some distributors normal credit terms based on their creditworthiness. The product revenues recognized by the Company for a given accounting period are derived from the products that have been delivered to the destination and accepted by the customers in that period. As delivery has occurred at the destination with no future remaining obligations and collectability is reasonably assured, we do not defer revenues from distributors.

The Company will revise future filings to include the following language: “We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and accepted by our distributors (e.g. “F.O.B. Destination”). In most cases, our distributors are required to pay in advance for our products. Some distributors are given customary credit terms within the industry based on their creditworthiness. ”

5.	Refer to your customer loyalty program disclosure. With a view to enhance transparency, tell us and disclose the amount of coupon discounts or cash rebates, if material, recorded against revenue for all periods presented.

The Company respectfully advises the Staff that our customer loyalty program includes coupon discounts and membership points, which were netted against direct sales revenue for all periods presented as detailed below:

	Customer loyalty program	% of direct sales revenue, net
2007	$837,249	0.46%
2008	$469,223	0.28%
2009	$29,865	0.02%

As the amounts of the customer loyalty program are immaterial for all periods presented, the Company does not believe it to be meaningful to separately present or disclose its impact in the financial statements.

6.	Refer to page 42 where you state that bank channel product sales based on credit in 2009 accounted for approximately 18% of your direct sales revenue. In this regard, explain to us and disclose when the related revenue is recognized, and clarify if you recognize revenues based on F.O.B. shipping point or F.O.B. destination. If the revenue recognition policy is based on F.O.B. destination, advise us if you are recording deferred revenue in this situation. If not, explain to us why not.

The Company respectfully advises the Staff that the Company recognizes revenue from direct sales platform bank channel products based on F.O.B. destination. The revenue is not recorded until the customer takes delivery and accepts the product. We respectfully advise the Staff, as revenues are not recorded until acceptance and delivery, we do not record any deferred revenues in these situations.

SEC Comment Response Letter

July 29, 2010

The Company will revise future filings to include the following language under direct sales platforms: “We recognize net revenues through our direct sales platforms upon delivery of the products to, and acceptance by, our customers (“F.O.B. Destination”).”

Index to Consolidated Financial Statements, page F-1

7.	Refer to the prior period financial statements labeled “as adjusted.” Please explain to us in detail the nature of these prior period adjustments. Further, explain why these adjustments were not discussed in the footnotes. Refer to FASB ASC 205-10-45-1 to 4. Furthermore, provide to us a listing of the financial statement line items affected and the amounts of the gross adjustments made with detailed explanations. We may have further comment.

The Company respectfully advises the Staff that the nature of these retrospective adjustments is related to the adoption of a new accounting standard FASB ASC 810-10-65, “Consolidation-Overall Transition and Open Effective Date Information” (previously Statement of Financial Accounting Standard No. 160, “Noncontrolling Interests in consolidated Financial Statements-an amendment of ARB No. 51”). The Company has disclosed such adoption in the footnote 2 (aa) Noncontrolling interest, which provides a listing of the financial statement line items affected and the amounts and adjustments made with detailed explanations.

The Company noted that, at the September 26, 2006, AICPA SEC Regulations Committee meeting, the SEC staff indicated that labeling column headings “As Adjusted” is not required for the retrospective application of a new accounting principle, but is encouraged as a best practice that facilitates transparency.

SEC Comment Response Letter

July 29, 2010

Consolidated Statements of Operations, page F-4

8.	We note your presentation of direct and distribution sales on a net basis. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the net sales amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments for all periods presented. Your may also do so parenthetically on the face of the financial statements.

The Company respectfully advises the Staff that the Company recorded direct and distribution sales on a net basis after deducting sales and business taxes, cash rebates on distribution sales, and cash coupon discounts and membership points on direct sales under our customer loyalty program, which has been disclosed in the MD&A on page 73 of the 2009 20-F. Details are as follows:

	2007	2008	2009
Gross revenues	$249,737,916	$235,789,383	$288,003,546
Cash rebates	(38,636)	(973,270)	(192,138)
Customer loyalty program	(837,249)	(469,223)	(29,865)
Gross revenues before subtracting sales taxes	248,862,031	234,346,890	287,781,543
Sales and business taxes	(825,022)	(209,469)	(195,923)
Total revenues, net	$248,037,009	$234,137,421	$287,585,620
Percentage of adjustments to total revenues, net	0.69%	0.71%	0.15%

The Company awards cash rebates to our distributors that meet or exceed our sales targets under distribution agreements. The costs associated with cash coupon discounts and membership points under our customer loyalty program are accrued based on the Company’s historical trend experience. The Company’s PRC subsidiaries are subject to business tax at a rate of 5% on sales related to service rendered.

As the amounts of the revenue adjustments for all periods presented are immaterial, the Company does not believe it to be meaningful to separately present on the face of the financial statements. The tax impacts have been disclosed under footnote 2 (p) Revenue Recognition for each year presented.

The Company will revise future filings to include the following language under footnote 2(p) Revenue recognition: “The costs associated with cash rebates, cash coupon discounts and membership points under the customer loyalty program were insignificant.”

SEC Comment Response Letter

July 29, 2010

9.	We note from Note 2(p) on page F-18 that you have marketing servicing arrangements with customers in which you provide TV direct sales marketing plan, TV advertising time and call support services for a fixed fee. With a view to enhance transparency, please separately identify the related service revenues and the cost of services, if material, on the face of the consolidated statements of operations.

The Company respectfully advises the Staff that the related service revenues and the cost of services from marketing services arrangements are immaterial in proportion to total net revenues and total cost of revenues, respectively, for the years ended December 31, 2007, 2008 and 2009. Therefore, the Company has not separately stated the related service revenues and costs on the face of the consolidated statements of operations. The details are listed as follows:

Revenues:	2007	2008	2009
Marketing services revenues	$16,035,935	$3,168,617	—
Percentage of total revenues, net	6%	1%	—

Cost of revenues:	2007	2008	2009
Marketing services revenues	$8,882,850	$3,053,970	—
Percentage of total cost of revenues	7%	3%	—

The Company will continue its consideration of relevant Regulation S-X Rule 5-03 requirements and will provide separate disclosure on the face of the consolidated statements of operation if revenues and cost of revenues from marketing services arrangements become material.

2. Summary of principal accounting policies, page F-19 (t) Government subsidies, page F-19

10.	We note you account for significant government subsidies as other operating income for certain taxes paid including value added, business and income taxes etc. Explain to us your GAAP basis for not accounting for the subsidies as reduction of the related taxes.

The Company respectfully advises the Staff that the Company addressed a similar comment received from the Staff in its letter dated March 23, 2007 (Comment 17) during the IPO review process. The Company has not changed its policy in accounting for government subsidies since its initial response. Acorn periodically receives subsidies from local government agencies under relative agreements, which commenced in 2004. These agreements were entered into as an incentive to Acorn to establish business within a particular geographic area in China. The government agency uses its discretion to determine the amount of the subsidies with reference to the value added tax (“VAT”), business and income taxes paid by Acorn. The subsidies were not tax refunds. The subsidies are unrestricted as to use and can be utilized by Acorn in any manner it deems appropriate. Acorn has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. As such, Acorn believes that the subsidy would be more appropriately reflected as other operating income.

The Company will include in future filings the following amended language under footnote 2(t) government subsidies: “The Group receives unrestricted government subsidies from local government agencies. The government agencies use their discretion to determine the amount of the subsidies with reference to certain taxes paid by the Group, including value-added tax, business and income taxes. The Group records unrestricted government subsidies as other operating income in the consolidated statements of operations.”

SEC Comment Response Letter

July 29, 2010

3. Acquisition, page F-25

11.	We note you record an $11.1 million business combination liability on the contingent consideration as part of the purchase price of the Yiyang Yukang transaction completed on December 24, 2008 and that you released part of the liability when the first year earn out payments were made. In this regard, explain to us your GAAP basis to support the recordation of the initial contingency consideration before the contingent conditions were resolved. Since SFAS 141 is the right standard to be applied for the transaction completed in 2008, tell us how you consider paragraph 28 of SFAS 141 in your purchase accounting for the transaction. We may have further comments.

The Company respectfully advises the Staff that our GAAP basis to support the recordation of the initial contingent consideration of $11.1 million business combination liability before the contingent conditions were resolved is in accordance with paragraph 46 of SFAS 141, which states in part, “If a business combination involves a contingent consideration agreement that might result in recognition of an additional element of cost of the acquired entity when the contingency is resolved (a contingency based on earnings), an amount equal to the lesser of the maximum amount of contingent consideration or the excess prior to the pro rata allocation required by paragraph 44 shall be recognized as if it was a liability.”

We considered paragraph 28 of SFAS 141, and noted footnote 10 and guidance therein was more on point in our situation for contingent consideration in a business combination when the fair value of the net assets acquired exceeds the cost of the acquired entity (excess over cost or excess). As there was “excess” in the Yiyang Yukang acquisition prior to the pro rata allocation required under paragraph 44 at our initial purchase accounting for this transaction, the Company applied paragraph 46 recognizing the excess as if it were a liability, as the excess prior to the pro rata allocation was less than the maximum amount of contingent consideration.

12.	Tell us how you calculated the $11.1 million business combination liability as of December 31, 2008. Further, tell us and disclose the earnings targets that need to be met in order to earn the remaining contingent payment. Lastly, explain to us if there were any continuing employment requirements of prior management or compensation related issues associated with these earn out payments.

The Company respectfully advises the Staff that the $11.1 million business combination liability as of December 31, 2008 was calculated as the lesser of the maximum amount of contingent consideration of $37.1 million or the excess prior to the pro rata allocation required by paragraph 44 of SFAS 141 which was $11.1 million.

SEC Comment Response Letter

July 29, 2010

As of December 31, 2008, the excess over cost was calculated as follows:

Fair value of acquired net assets	$21,646,912
Less:
Cash consideration	$6,700,000
Fair value of ordinary shares issued	3,181,780
Direct expenses related to the acquisition	657,757

Total cost of the acquired entity	$10,539,537

Excess over cost	$11,107,375

Below is a breakdown of the maximum amount of contingent consideration of $37.1 million as of December 31, 2008:

(1) 2008 and 2009 Q1 contingent earn-out payment:	$10,004,360
(2) 2009 contingent earn-out payment:	12,352,178
(3) 2010 contingent earn-out payment:	14,700,000

Total maximum contingent payments	$37,056,538

We gave consideration to EITF 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Entity in a Purchase Business Combination” when reviewing the definitive agreements signed among the Company and Yiyang Yukang. Mr. Han, the general manager and one of the selling shareholders of Yiyang Yukang, signed a three-year employment agreement with the Company upon acquisition, while the other selling shareholders did not become employees of the Company. We carefully considered the following factors in EITF 95-8 based on facts and circumstances of the contingent consideration arrangement and Mr. Han’s employment agreement:

Factors involving terms of continuing employment:

•

None of the contingent consideration payments will be automatically forfeited if Mr. Han’s employment with the Company is terminated during the three years, which is an indicator that the contingent payments are additional purchase price rather than compensation.

•

Mr. Han’s employment agreement is from 2009 to 2011, which is not the same period as the contingent payment period from 2008 to 2010, which is an indicator that the contingent payments are additional purchase price rather than compensation.

•

Mr. Han’s compensation, excluding the contingent payments, remained at a similar level before and after the acquisition and is at a reasonable level in comparison with other general managers of Acorn. This factor indicates the contingent payments are additional purchase price.

SEC Comment Response Letter

July 29, 2010

Factors involving components of shareholder group:

•

Each selling shareholder is getting his share of the contingent payments on a per share basis. There is no incremental amount of contingent payments to Mr. Han for compensation. This indicator supports the contingent payments are additional purchase price.

•

Mr. Han held 14.5% of the total equity of Yiyang Yukang prior to the acquisition. All selling shareholders receive the same amount of contingent consideration on a per share basis, which indicates that the contingent payments are additional purchase price.

Factors involving reasons for contingent payment provisions:

•

The initial consideration paid at the acquisition date compared to the valuation of Yiyang Yukang indicates a bargain deal, which suggests that the contingent payments based on earning targets represent additional purchase price.

Factors involving formula for determining contingent consideration:

•

The contingent payments are either 100% due if the earnings targets for the respective periods are met or entirely forfeited if the targets are not met. The contingent payments were determined based on a multiple of earnings, which suggests the contingent payments are part of purchase price.

Factors involving other agreements and issues:

•

The employment agreement signed with Mr. Han is no different from any other employment agreements the Company entered into with former employees of Yiyang Yukang. There were no other agreements with Mr. Han or the selling shareholders. This indicator supports purchase price.

Based on the above, the Company concluded that the contingent payments to the Yiyang Yukang’s former shareholders are additional purchase price rather than compensation.

The Company will revise future filings to include the following language under the acquisition footnote: The Group shall additionally pay up to three earn-out payments equivalent to the maximum amount of $37.1 million in a combination of cash and ordinary shares, contingent on Yiyang Yukang meeting the following earnings targets for the respective periods:

Tranche	Earning targets of Yiyang Yukang, the acquired entity, for the earn out contingent payment

1st	Net Profit for the fiscal year 2008 reaches RMB 60,000,000 and Net Profit for the first quarter of 2009 reaches RMB 40,000,000

2nd	Net Profit for the fiscal year 2009 reaches RMB 120,000,000

3rd	Net Profit for the fiscal year 2010 reaches RMB 120,000,000

SEC Comment Response Letter

July 29, 2010

13.	Tell us and disclose in more detail the purchase price allocation for the Yiyang Yukang transaction. For example, tell us and disclose the break out of the tangible assets acquired and the liabilities assumed rather than showing one aggregate line item for tangible assets and one for liabilities assumed.

The Company respectfully advises the Staff that the detail of the purchase price allocation for the Yiyang Yukang transaction as listed below:

The purchase price was allocated as follows:

Tangible assets	$22,298,973
Liabilities	(14,702,833)
Intangible asset—distribution network	17,632,341
Deferred tax liability on intangible asset amortization	(3,581,569)

Total	$21,646,912

In addition, we will provide the following detailed breakdown of tangible assets and the liabilities in the purchase price allocation in future filings:

Current assets	$21,939,361
Fixed assets, net	223,783
Other long-term assets	135,829
Total Tangible assets	$22,298,973

Current liabilities	$(11,599,517)
Income tax payable, non-current	(3,103,316)
Total Liabilities	$(14,702,833)

14.	Please provide all of the disclosure requirements of FASB ASC 805-10-50-2 in further filings. In this regard, we cannot locate the pro forma disclosures reflecting the effects of the acquisitions, which appears to be material to your historical financial statements.

The Company respectfully advises the Staff that, as the Staff noted in comment #11 above, SFAS 141 is the applicable standard for the Yiyang Yukang acquisition. As such, the Company followed the disclosure requirements of SFAS 141 for this acquisition.

We considered the pro forma disclosure requirements in paragraph 54 of SFAS 141. As the Yiyang Yukang acquisition occurred in 2008, we included pro-forma disclosures in our 2008 Form 20-F for the year of acquisition and for the comparable prior reporting period ended December 31, 2007. We will repeat such pro forma disclosures in future filings as long as the consolidated statement of operations for the year of acquisition is presented.

SEC Comment Response Letter

July 29, 2010

4. Disposal of stock tracking software business, page F-26

15.	Explain to us your GAAP basis to support the accounting for the 33% equity disposal of the subsidiary Shanghai Yimeng as discontinued operations. In this regard, we note you retained an 18% continuing equity interest in the entity after the disposal and that you account for the remaining interests using the cost method of accounting.

The Company respectfully advises the Staff that we referred to the guidance in FASB ASC 205-20-45-1 and ASC 323-10-15-6 through 15-11 and determined that the disposition of 33% equity interest in its subsidiary Shanghai Yimeng should be reported as a discontinued operation, as both of the following conditions are met:

a.	The operations and cash flows of Shanghai Yimeng will be eliminated from the ongoing operations of the Company as a result of the disposal transaction.

•

No direct continuing cash flows are expected to be generated by the Company resulting from Shanghai Yimeng after the disposal. Shanghai Yimeng is engaged in the development and marketing CPS stock tracking software. The technology and software source codes are owned by Shanghai Yimeng. Shanghai Yimeng primarily sells CPS software through its own distributors and marketing channels before and after the disposal. The Company stopped selling CPS software after the disposal. Dividends on the investment that the Company may receive in the future are considered indirect continuing cash flows. Per ASC 205-20-45-1(a), if all continuing cash flows are indirect, the cash flows are considered to be eliminated and the disposed component meets the ASC 205-20-45-1(a) criterion to be considered a discontinued operation.

•

No continuing cash flows are expected to result from a migration or continuation of activities between the Company and Shanghai Yimeng. There has been no migration of CPS software revenues or expenses from Shanghai Yimeng to the Company after the disposition. Acorn is a marketing company and currently does not have a similar product in its portfolio and will not continue to sell a similar product on the market.

b.	The Company will not have any significant continuing involvement in the operations of Shanghai Yimeng after the disposal.

Other than the 18% retained equity interest, the Company does not hold other interests in or have other arrangements with Shanghai Yimeng. The Company assessed under ASC 323-10-15-6 through 15-11 whether it has the ability to exert significant influence over Shanghai Yimeng’s operating and financial policies after the disposal:

•

The Company owns 18% equity interest in Shanghai Yimeng after the disposal, which is deemed to be insignificant relative to other shareholders’ holdings. Prior to the disposal, Acorn and a company (“DT”) held 51% and 49% equity of Shanghai Yimeng, respectively. 55% of DT’s equity was owned by the CEO of Shanghai Yimeng and his wife. After Acorn sold the 33% equity interest to the CEO of Shanghai Yimeng, the CEO had approximately 60% effective equity ownership of Shanghai Yimeng and obtained control over Shanghai Yimeng. The remaining 22% equity was held by a third party.

SEC Comment Response Letter

July 29, 2010

•

Though the Company owns one seat out of a total five seats on the board of directors of Shanghai Yimeng, the Company does not have significant voting power relative to other shareholders’ holdings or other involvement in the continuing operations of the business entailing managerial authority. The shareholders voting rights are in proportion to their respective equity ownership.

•	The profit sharing and residual value allocation of Shanghai Yimeng are based on the equity interest percentages of its shareholders.

•	The Company does not have veto power or special participating rights over Shanghai Yimeng’s significant operating and financial decisions.

•	The Company does not appoint any management role of or interchange any management with Shanghai Yimeng.

•	The Company does not have any firm agreement to increase its equity interest subsequently.

•	The Company does not have material intercompany transactions with Shanghai Yimeng after the disposal.

As such, the Company accounted for the 18% retained equity interest in Shanghai Yimeng using the cost method of accounting. Consequently, the Company concluded that it does not have any significant continuing involvement in the operations of Shanghai Yimeng after the disposal transaction.

As both conditions in ASC 205-20-45-1 are met, the Company accounted for the 33% equity disposal of Shanghai Yimeng as a discontinued operation.

In addition to the above, the Company assessed other circumstances that may raise questions concerning whether the risks and other incidents of ownership of Shanghai Yimeng have been transferred to the buyer with sufficient certainty for the transaction to qualify as a divestiture under SEC Staff Accounting Bulletin Topic 5.E, “Accounting for Divesture of a Subsidiary or other Business Operation”:

•

The former CEO of Shanghai Yimeng, as the buyer, made a significant investment in the business, as evidenced by the total cash consideration of $10.5 million that he paid to acquire the 33% equity from the Company.

SEC Comment Response Letter

July 29, 2010

•	The total consideration of $10.5 million was all paid in cash. No consideration in the transaction is dependent on future successful operations of the business.

•	The Company has not provided any debt or entered into contractual performance guarantees on behalf of the business.

Based on the above, the Company does not have significant continuing involvement in the business of Shanghai Yimeng and believes that accounting for this transaction as a divestiture appropriately reflects its economic substance.

5. Short-term and long-term investments, page F-27

16.	Refer to page F-28 where you state, “[i]n 2009, the Group re-evaluated its investment in Note B and bifurcated the embedded derivative contained in the debt host security. In 2007 and 2008 this adjustment is immaterial. The Group believes the current presentation and bifurcation of the embedded derivative more accurately reflects the hybrid instrument.” We note from Note 7 your disclosures of the fair values of the embedded derivatives and the debt host in 2008. It appears that the bifurcation would have created significant discounts/premiums for the debt host in 2007 and 2008, which appears to have significant impact on your financial statements. Please explain to us in detail the effects on the 2007 and 2008 financial statements and how you reasonably concluded any adjustments would be immaterial and therefore your previous accounting for the instrument is not an accounting error. If it is not an error, advise us if you have obtained a preferability letter from your auditors regarding this accounting change.

The Company respectfully advises the Staff that the failure to bifurcate the embedded derivative initially when the note was purchased represented an accounting error for the years ended December 31, 2007 and 2008. See detailed effects on the 2007 and 2008 financial statements below:

Amount in US$ thousands except for per share data	2007 (roll-over approach)	2007 (iron-curtain approach)	2008 (roll-over approach)	2008 (iron-curtain approach)
Impact on total equity
$ Amt	—	—	—	—
%	—	—	—	—
Impact on total assets
$ Amt	—	—	—	—
%	—	—	—	—
Reducing net income by
$ Amt	713	713	1,164	452
%	3.8%	3.8%	4.6%	1.8%
Impact on diluted EPS
$ Amt	-0.01	-0.01	-0.02	-0.01
%	-2.4%	-2.4%	-5.0%	-2.2%

SEC Comment Response Letter

July 29, 2010

The Company performed a quantitative and qualitative evaluation of the misstatement for each of those two years in accordance with SAB Topic 1M, Materiality and SAB Topic 1N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements:

Quantitative Analysis

Using the iron curtain approach, net income was overstated by $713,000 or 3.8% for the year ended December 31, 2007 and overstated by $452,000 or 1.8% for the year ended December 31, 2008. The impact on diluted EPS was an overstatement of 2.4% and 2.2% for 2007 and 2008, respectively.

Using the roll-over approach, net income was overstated by $713,000 or 3.8% for 2007 and overstated by $1,164,000 or 4.6% for 2008. The impact on diluted EPS was an overstatement of 2.4% and 5.0% for 2007 and 2008, respectively.

The Company does not believe a reasonable person relying on the 2007 and 2008 financial statements would consider the misstatement material because:

•

Determining the appropriate fair value model and calculating the fair value of the debt host and the embedded derivative would require the input of significant estimates and assumptions, some of which are unobservable.

•	The misstatement was below 5% of net income and not exceeding 5% of EPS for both 2007 and 2008, which the Company does not believe is material.

•

The misstatement does not change revenues, gross profit, or operating income, which analysts track. The misstatement does not change the trend in net income. With or without the adjustment, net income increased from 2006 to 2007, and then decreased to a net loss in 2008 as shown in the table below:

(In USD thousands)	Net Income (Loss)
2006 reported	4,506
2007 reported	25,715
2007 with adjustment	25,002
2008 reported	(21,962)
2008 with adjustment (iron curtain)	(22,414)
2008 with adjustment (rollover)	(23,126)

SEC Comment Response Letter

July 29, 2010

•

Key performance indicators such as revenues, gross profit, advertising expenses, operating expenses, and operating income were not affected by this misstatement. The misstatement did not affect income (loss) from operations. Though investors look at net income and EPS, the Company does not believe the maximum impact of 4.6% on net income and 5.0% on diluted EPS is material to the financial statements taken as a whole.

•

We do not believe it was probable that a reasonable person relying on those financial statements to make investment decisions would have changed his or her judgment due to correction of this misstatement because the performance of the business operations of the Company was not affected nor was there an impact on future cash flows of the Company.

Qualitative Analysis

The Company has considered additional qualitative points for the years ended December 31, 2007 and 2008:

•

As an integrated multi-platform marketing company, Acorn focuses its efforts on providing consumer products and services through various sales channels. Correction of the misstatement would not change Acorn’s business operations or operating profitability.

•	The investment in the structured note has been reported at fair value as of December 31, 2007 and 2008. Correction of the misstatement would not change the reported fair value of the note.

•	Correction of the misstatement would not change net income into net loss or vice versa.

•	The Company was operating free of long-term debt in 2007 and 2008, so there were no debt covenants that could be impacted by any adjustments.

•	Any adjustments would not affect the Company’s compliance with regulatory requirements.

•	There is no intention by management to manipulate the financial results. Any adjustments would not change management compensation which is based on various predetermined targets and performance goals.

•	The misstatement did not involve concealment of unlawful transactions.

Based on the above analysis, the Company does not believe that the error was material for the 2007 and 2008 financial statements quantitatively or qualitatively.

17.	Tell us and disclose in detail the nature of the embedded derivative within the debt host in Note B (an available for sale investment) including the nature of the underlying, the notional amounts and any net settlement features. Tell us how your consider FASB ASC 815-15-25 in determining whether the embedded derivative is closely related to the host contract for bifurcation.

The Company respectfully advises the Staff that management has considered the following in determining that the embedded derivative requires bifurcation and that the embedded derivative is not clearly and closely related to the host contract. As disclosed in Note 5 on F-27, Note B is a 12-year callable corridor note linked to Nikkei 225 index and 3-month USA-LIBOR-BBA with a notional amount is USD $10 million and may include a return rate based on both these indexes (Nikkei and USA-LIBO-BBA). The note can be viewed as a host contract of a zero-coupon note with an embedded feature of equity-indexed and interest-rate-indexed return. The host contract is a debt instrument given that it has a stated maturity and the principal is protected. Since the embedded feature is linked to an equity index whose economic characteristics and risks are not clearly and closely related to a debt host per ASC 815-15-25, the embedded derivative is not closely related to the host contract.

SEC Comment Response Letter

July 29, 2010

The embedded feature meets all the requirements pursuant to FASB ASC 815-10-15-83 (pre-codification SFAS 133 paragraph 6):

•	The underlying is 3-month USD-LIBOR-BBA and Nikkei 225 index and the notional is USD $10 million principal.

•

The initial net investment of Note B is less, by more than a nominal amount, than a party would have to pay for other types of contracts that would have similar responses to changes in market conditions: presumably the Company paid for the embedded equity-indexed and interest-rate-indexed derivative as part of the $10 million purchase price of the callable note. The Company was presumably willing to pay for a freestanding instrument linked to similar indices for a price equal to its fair value.

•

We have exampled the net settlement feature under ASC 815-10-15-99 (pre-codification SFAS 133 paragraph 9(a)) and noted net interest payments would be made to net settle the freestanding instrument by reference to changes in the underlying. Neither the holder nor the issuer is required to deliver an asset that is associated with the underlying 3-month LIBOR and Nikkei 225 indices with a principal amount equal to the notional amount. The terms of the callable note requires the issuer net settle the entire contract with periodic interest payments, if any, and a repayment of the principal upon maturity. The net interest payments are determined by reference to changes in the underlyings.

The following analysis was performed under ASC 815-15-25-1 to determine whether the economic characteristics and risks of the embedded derivative are clearly and closely related to the host contract for bifurcation:

Economic characteristics and risks of the host contract - The callable note is a hybrid instrument that provides for repayment of the principal upon maturity and may include a return based on the changes in the underlying. The host contract does not involve any existing or potential residual interest rights in the issuer and thus would not be an equity instrument. The host contract is a debt instrument.

SEC Comment Response Letter

July 29, 2010

Determination of “clearly and closely related” - Per ASC 815-15-25-49, the economic characteristics and risks of equity-related embedded derivative (Nikkei index) are not clearly and closely related to the economic characteristics and risks of an equity-indexed debt host contract, as the changes in fair value of an equity interest and the interest yield on a debt instrument are not clearly and closely related.

Based on the above, the Company concluded the embedded derivative is not clearly and closely related to the host contract.

18.	We note from Note 7 that your disclosure of the fair value of the entire hybrid instrument using discounted cash flow model with level 3 inputs for measurement. In this regard, advise us and disclose in more detail how you derive the individual fair values of the embedded derivative and the debt host in your disclosures.

The Company respectfully advises the Staff that the hybrid instrument is a long-dated equity and interest rate linked note. The fair value estimate of this note is based on broker quote and is classified as a Level 3 instrument as it relies on the broker’s in-house model and assumptions that require significant adjustments to inputs from both market observable data as well as unobservable data including derived and implied levels of volatility of equity and of interest rates, and others including credit spread and government yield curves. For initial recognition, the Company allocated the basis of the hybrid instrument to the embedded derivative and the debt host using a “with and without” method.

The Company will add the following disclosure in Note 7 to the financial statements and in Critical Accounting Policies section of its future filings: “For initial recognition of Note B, the allocation of the estimates of the fair value of the structured note to the embedded derivative and the debt host is based on the “with and without” method. Subsequent to the initial recognition, the embedded derivative and the debt host are each measured at fair value using appropriate valuation methodology, with any change in fair value of the embedded and the debt host recorded in earnings and accumulated other comprehensive income or loss, respectively.”

19.	We note that the Note B has a face amount of $10 million. With your election of bifurcation accounting effective 2009, please advise us and disclose how you account for the discount/premium created after bifurcation. Provide us your journal entries in recording the accounting change upon bifurcation and the subsequent accounting for the discount/premium going forward.

The Company respectfully advises the Staff that the debt host is accounted for as a long-term available-for-sale security and reported at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income within shareholders’ equity. The discount arising from bifurcation of the embedded derivative is amortized through interest income over the remaining term of the note using effective interest method. Realized gains and losses are recognized in earnings during the period in which they are realized.

SEC Comment Response Letter

July 29, 2010

The following entries should be recorded upon initial recognition of the embedded derivative and for each period thereafter:

Initial recognition on the note purchase date:

DR. Note B-embedded derivative	XXX
CR. Note B-debt host		XXX

To set up the embedded derivative at its initial fair value as of the note purchase date

For each reporting period subsequent to initial recognition:

DR. Other income (expenses) - investment gain (loss)	XXX
CR. Note B – embedded derivative		XXX

To record the change in fair value of embedded derivative as of period end

DR. Note B – debt host	XXX
CR. Other income (expenses) - interest income		XXX

To account for the amortization of the debt discount resulted from the bifurcation of embedded derivative to interest income for the period

DR. Accumulated other comprehensive income	XXX
CR. Note B – debt host		XXX

To record unrealized loss on available-for-sale debt host as of period end

The Company evaluated quantitatively and qualitatively the impact of correcting the prior year misstatement in 2009 using the rollover approach in accordance with SAB Topic 1N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. The reversal of the carryover effects of the misstatement is not material for the 2009 financial statements. The Company recorded the following journal entries at the end of 2009 to reflect the cumulative effect of the accounting change upon bifurcation of the embedded derivative:

DR. Note B – embedded derivative	$677,310
CR. Note B – debt host		$677,310

To record the embedded derivative at its fair value as of December 31, 2009

DR. Accumulated other comprehensive income	$771,010
CR. Other income (expenses) - interest income		$771,010

To record cumulative interest income accrued since the note purchase date

DR. Other income (expenses) - investment gain (loss)	$1,335,630
CR. Accumulated other comprehensive income		$1,335,630

To record the cumulative change in fair value of the embedded derivative since the note purchase date (in 2008, the Company recorded an impairment loss of $3,275,000 for Note B which was included in other expenses in the consolidated statement of operations).

SEC Comment Response Letter

July 29, 2010

The Company will revise its future filings to include the following language to account for the discount/premium: “The discount arising from bifurcation of the embedded derivative is amortized through interest income over the term of the note using effective interest method.”

Accounts Receivable, page F-32

20.	Explain to us and disclose in MD&A the significant swings in the provision for amounts charged to expense and the charge off taken against the allowance in the allowance for doubtful accounts rollforward table from 2007 to 2009.

The Company respectfully advises the Staff that the significant increase in the amounts charged to expense in 2008 was primarily caused by the bad debt provision recorded related to a shared advertising expenses receivable from one of our joint sales partners who declared bankruptcy. The significant amount of the charge off taken against the allowance is due to the Company writing off certain accounts receivables which were significantly overdue and management assessed that collectability was remote.

The Company disclosed the above in the MD&A on page 79 of the 2009 20-F.

12. Acquired intangible assets, net, page F-33

21.	We note you recorded an asset related to “assembled and trained workforce” as part of your total acquired intangible assets as of December 31, 2008 and that the balance was written off to zero as of December 31, 2009. In this regard, explain to us the nature of this item and how you consider FASB ASC 805-20-55-6 in determining whether it should be recognized as a separately identified intangible rather than as part of the goodwill. Tell us and disclose the facts and circumstances leading to the write off in 2009 and whether it is a correction to reverse the initial recordation of the asset. We may have further comments.

The Company respectfully advises the Staff that the assembled and trained workforce presented as part of our total acquired intangible assets as of December 31, 2008 related to R&D staff acquired in an asset acquisition made by the Company in January 2007 and was recognized as an intangible asset under ASC 350-30-25-2. Based on the fact that this was an asset acquisition, the Company does not believe that ASC 805-20-55-6 is applicable.

SEC Comment Response Letter

July 29, 2010

We valued the workforce as part of the asset acquisition and recognized a separate intangible after considering ASC 350-30-25-1 which states that the “[a]n intangible asset that is acquired either individually or with a group of other assets [but not those acquired in a business combination] shall be recognized.” ASC 350-30-25-4 states that “[i]ntangible assets that are acquired individually or with a group of assets in a transaction other than a business combination or an acquisition by a not-for-profit entity may meet asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, even though they do not meet either the contractual-legal criterion or the separability criterion (for example, specially-trained employees or a unique manufacturing process related to an acquired manufacturing plant) . . . . Thus, those assets shall be recognized as intangible assets.”

Therefore, we recognized approximately $218,000 in the year 2007 as assembled and trained workforce separately as an identified intangible asset and amortized this balance over the employee contractual terms (e.g. three years) which ended in the year 2009. This balance is immaterial to the balance sheet and immaterial to amortization expense for all periods presented.

26. Subsequent Events, page F-45

22.	We note your disclosure that “[i]n February 2010, Emoney, a previously consolidated subsidiary of the Group, was deregistered and the Group ceased to consolidate Emoney upon the completion of this deregistration.” In this regard, explain to us and disclose in further detail the nature of deregistration and how the facts and circumstances enable you to cease consolidating the entity. Also, tell us and disclose the accounting for your investment in the subsidiary going forward. Support your accounting with the relevant accounting literature.

The Company respectfully advises the Staff that Emoney was an immaterial dormant company that never commenced operations. The disclosure was made from a legal perspective. There is no accounting impact due to this deregistration.

Exhibit 12

23.	We note that you filed your Chief Executive Officer and Chief Financial Officer certifications under Item 19 of Form 20-F. Please amend these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) in accordance with the instructions for exhibit 12 within Item 19. Lastly, please remove the titles of the certifying officers at the beginning of the certifications.

The Company respectively submits that versions substantially similar to the revised certifications, attached to this response letter, will be included in future filings.

* * * * *

SEC Comment Response Letter

July 29, 2010

If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at +86-21-2307-7091 or send me an email at pku@omm.com, or Vincent Lin at +86-21-2307-7068 or send him an email at vlin@omm.com. You may also contact Lucy Xu of Deloitte Touche Tohmatsu CPA Ltd. at +86-21-6141-1805 (email: lucxu@deloitte.com.cn) with respect to any accounting issues.

Sincerely,

/s/ Portia Ku
Portia Ku of O’Melveny & Myers LLP

Enclosures

cc:	Mr. Yujun Hu

Mr. Chenghong He

(Acorn International, Inc.)

Ms. Lucy Xu

Mr. Tom Colwell

(Deloitte Touche Tohmatsu CPA Ltd.)

Certification by the Chief Executive Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, James Yujun Hu, certify that:

1. I have reviewed this annual report of Acorn International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

By:	/s/
Name:	James Yujun Hu
Title:	Chief Executive Officer

Certification by the Chief Financial Officer

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, David Chenghong He, certify that:

1. I have reviewed this annual report of Acorn International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:

By:	/s/
Name:	David Chenghong He
Title:	Chief Financial Officer